                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                      Murdock Communications Corporation
             ----------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
                   ----------------------------------------
                        (Title of Class of Securities)

                                  62647W108
                            ----------------------
                                (CUSIP Number)


Thomas J. Berthel                       Copy to:   Michael K. Denney
100 Second Street S.E.                             Bradley & Riley, P.C.
Cedar Rapids, Iowa 52407-4250                      100 1st St. S.W.
(319) 365-2506                                     Cedar Rapids, IA 52404
                                                   (319) 363-0101

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
             ----------------------------------------------------

                                April 30, 1998
                   ----------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62647W108
                        (Continued on following pages)

Exhibit Index Appears on Page 14.                            Page 1 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons
    BERTHEL FISHER & COMPANY LEASING, INC.  42-1312639

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                            ---
                                                                        (b)
                                                                            ---
--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)
                                                OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -------

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                                           IOWA

--------------------------------------------------------------------------------
                           (7) Sole Voting Power
                                                           NONE

                           -----------------------------------------------------
                           (8) Shared Voting Power
Number of                                                  1,260,561
Shares
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                  NONE
Person With
                           -----------------------------------------------------
                           (10) Shared Dispositive Power

                                                           1,260,561
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   1,260,561

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    -------

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)       20.8%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                            CO

--------------------------------------------------------------------------------


                              Page 2 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons
    THOMAS J. BERTHEL ###-##-####

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                            ---
                                                                        (b)
                                                                            ---
--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)
                                                OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -------

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                                           IOWA

--------------------------------------------------------------------------------
                           (7) Sole Voting Power
                                                           109,303

                           -----------------------------------------------------
                           (8) Shared Voting Power
Number of                                                  NONE
Shares
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                  109,303
Person With
                           -----------------------------------------------------
                           (10) Shared Dispositive Power

                                                           NONE
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   109,303

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    -------

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)       2.2%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                            IN

--------------------------------------------------------------------------------


                              Page 3 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons
    BERTHEL FISHER & COMPANY 42-1254805

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                            ---
                                                                        (b)
                                                                            ---
--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)
                                                BK, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -------

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                                           IOWA

--------------------------------------------------------------------------------
                           (7) Sole Voting Power
                                                           188,571

                           -----------------------------------------------------
                           (8) Shared Voting Power
Number of                                                  1,664,275
Shares
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                  188,571
Person With
                           -----------------------------------------------------
                           (10) Shared Dispositive Power

                                                           1,664,275
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   1,852,847

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    -------

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)       29.5%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                            CO

--------------------------------------------------------------------------------


                              Page 4 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)  Names of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons
    TELECOMMUNICATIONS INCOME FUND IX, L.P. 42-1367356

--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                            ---
                                                                        (b)
                                                                            ---
--------------------------------------------------------------------------------
3)  SEC Use Only


--------------------------------------------------------------------------------
4)  Source of Funds (See Instructions)
                                                OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    -------

--------------------------------------------------------------------------------
6)  Citizenship or Place of Organization
                                                           IOWA

--------------------------------------------------------------------------------
                           (7) Sole Voting Power
                                                           NONE

                           -----------------------------------------------------
                           (8) Shared Voting Power
Number of                                                  45,000
Shares
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                  NONE
Person With
                           -----------------------------------------------------
                           (10) Shared Dispositive Power

                                                           45,000
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person   45,000

--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    -------

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)       .9%

--------------------------------------------------------------------------------
14) Type of Reporting Persons (See Instructions)
                                                            PN

--------------------------------------------------------------------------------


                              Page 5 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     TELECOMMUNICATIONS INCOME FUND X, L.P.  42-1401715
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                       OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

      -------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
--------------------------------------------------------------------------------
                                  (7)  Sole Voting Power
                                                                NONE
                                  ----------------------------------------------
Number of                         (8)  Shared Voting Power
Shares                                                          592,500
Beneficially                      ----------------------------------------------
Owned by Each                     (9)  Sole Dispositive Power
Reporting                                                       NONE
Person With                       ----------------------------------------------
                                  (10) Shared Dispositive Power
                                                                592,500
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person        592,500

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
     -------
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)          10.8%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                           PN
--------------------------------------------------------------------------------


                              Page 6 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY FINANCIAL SERVICES, INC.  42-1029773
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                       OO, WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

      -------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
--------------------------------------------------------------------------------
                                  (7)  Sole Voting Power
                                                                NONE
                                  ----------------------------------------------
Number of                         (8)  Shared Voting Power
Shares                                                          60,958
Beneficially                      ----------------------------------------------
Owned by Each                     (9)  Sole Dispositive Power
Reporting                                                       NONE
Person With                       ----------------------------------------------
                                  (10) Shared Dispositive Power
                                                                60,958
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person         60,958

--------------------------------------------------------------------------------
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
     -------
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)            1.2%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                           CO
--------------------------------------------------------------------------------


                              Page 7 of 31 Pages

CUSIP No 62647W108

--------------------------------------------------------------------------------
1)   Names of Reporting Persons
     S.S. or I.R.S. Identification Nos. of Above Persons
     BERTHEL FISHER & COMPANY INVESTMENTS, INC.  42-1443035
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions) (a)  X
                                                                             ---
                                                                         (b)
                                                                             ---
--------------------------------------------------------------------------------
3)   SEC Use Only


--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)
                                        OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

      -------
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization
                                                                IOWA
--------------------------------------------------------------------------------
                                  (7)  Sole Voting Power
                                                                NONE
                                  ----------------------------------------------
Number of                         (8)  Shared Voting Power
Shares                                                          154,185
Beneficially                      ----------------------------------------------
Owned by Each                     (9)  Sole Dispositive Power
Reporting                                                       NONE
Person With                       ----------------------------------------------
                                  (10) Shared Dispositive Power
                                                                154,185
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person        154,185
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     -------
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)            3.1%

--------------------------------------------------------------------------------
14)  Type of Reporting Persons (See Instructions)
                                                           CO
--------------------------------------------------------------------------------


                              Page 8 of 31 Pages

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended by adding the following information:

         This statement is being filed jointly by (a) Berthel Fisher & Company Leasing, Inc. ("Leasing"), (b) Berthel Fisher & Company Investments, Inc. ("Investments"), (c) Berthel Fisher & Company Financial Services, Inc. ("Financial Services"), (d) T.J. Berthel Investment, L.P., an Iowa limited partnership ("Investment L.P."), (e) T.J. Berthel Enterprises, Inc. ("Enterprises"), (f) Berthel Fisher & Company ("BFC"), (g) Telecommunications Income Fund IX, L.P. ("TIFIX"), (h) Telecommunications Income Fund X, L.P. ("TIFX") and (i) Thomas J. Berthel ("Mr. Berthel"). Leasing, Investments, Financial Services, Investment L.P., Enterprises, BFC, TIFIX, TIFX and Mr. Berthel are referred to herein as the "Reporting Persons." Deanna Berthel ("Deanna"), individually and as custodian for Paige Berthel ("Paige") and Brandon Berthel ("Brandon") is not a Reporting Person because Deanna, Paige and Brandon no longer own any shares or have any voting or dispositive power with respect to shares of the Issuer.

         TIFIX is an Iowa limited partnership. Its principal place of business is Cedar Rapids, Iowa, and its principal office is 100 Second Street, S.E., Cedar Rapids, Iowa, 52401. Leasing is the sole general partner of TIFIX.
TIFIX is publicly held.

         TIFX is an Iowa limited partnership. Its principal place of business is Cedar Rapids, Iowa, and its principal office is 100 Second Street, S.E., Cedar Rapids, Iowa, 52401. Leasing is the sole general partner of TIFX. TIFX is publicly held.

         Ronald O. Brendengen has been elected Chief Operating Officer of BFC.

         During the past five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Other Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons who is a natural person and each of the Other Officers and Directors is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following information:

Leasing

         On March 5, 1998, the Issuer issued to Leasing warrants for 112,500 shares of common stock of the Issuer, exercisable by Leasing at $1.4375 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. In consideration of the issuance of the warrants, Leasing renegotiated an existing Issuer Note. The existing Note was



                              Page 9 of 31 Pages
dated December 31, 1997, and provided for the payment of principal of $792,786.40 with interest at 15.5% per annum. The existing Note called for three monthly payments of interest only ($10,240.16) followed by two monthly payments of $22,265.29, with the balance due in full on June 30, 1998. The Issuer did not make any payments on the existing Note. The renegotiated Note is dated February 27, 1998, and provides for a principal balance of $813,744.40 with interest at 14% per annum. The renegotiated Note calls for sixty monthly payments. The first five payments are interest only payments of $9,493.68, beginning March 30, 1998. The last fifty-five payments are in the amount of $20,129.65, beginning August 30, 1998. The renegotiated Note is payable in full on February 28, 2003.

     On March 5, 1998, the Issuer also issued to Leasing warrants for 350,000 shares of common stock of the Issuer, exercisable by Leasing at $1.4375 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. The warrants were issued as partial consideration for Leasing providing $700,000 of additional new lease financing to the Issuer. The new lease financing provides for a term of forty-one months, with five monthly payments of $8,167 and thirty-six monthly payments of $23,925. The first payment was due March 25, 1998.

TIF IX

     On March 5, 1998, the Issuer issued to TIF IX warrants for 45,000 shares of common stock of the Issuer, exercisable by TIF IX at $1.4375 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. In consideration of the issuance of the warrants, TIF IX renegotiated two existing leases between TIF IX, as lessor, and the Issuer, as lessee. One of the renegotiated leases permitted the Issuer to skip five monthly lease payments, permitted the Issuer to make five reduced monthly payments beginning March 30, 1998, decreased the regular monthly payment from $3092 to $2635 and extended the lease term for an additional 22 months. The other renegotiated lease permitted the Issuer to skip five monthly lease payments, permitted the Issuer to make five reduced monthly payments beginning March 30, 1998, decreased the regular monthly payment from $4158 to $3870 and extended the lease term for an additional 16 months.

TIF X

     On March 5, 1998, the Issuer issued to TIF X warrants for 592,500 shares of common stock of the Issuer, exercisable by TIF X at $1.4375 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. In consideration of the issuance of the warrants, TIF X renegotiated five existing leases between TIF X, as lessor, and the Issuer, as lessee. Four of the renegotiated leases permit the Issuer to skip five monthly lease payments, and the other renegotiated lease permits the Issuer to skip seven monthly lease payments. Each of the renegotiated leases permits the Issuer to make five reduced monthly payments beginning March 30, 1998. The term of each of the renegotiated leases has been extended to a 55 month term beginning August 30, 1998 instead of terms ending at various times between December, 1998 and July, 2001. By extending the terms, the monthly payments were reduced significantly.


                             Page 10 of 31 Pages

Mr. Berthel

     On March 5, 1998, Mr. Berthel loaned $100,000 to the Issuer in consideration of the issuance by Issuer of its note in the amount of $100,000 and the issuance of warrants for 100,000 shares of common stock of the Issuer, exercisable by Mr. Berthel at $1.4375 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. The Issuer's note bears interest at the rate of 14% per annum and the principal, together with interest, is payable on March 5, 1999. The funds loaned to the Issuer by Mr. Berthel were borrowed from Hartford-Carlisle Savings Bank, 100 First Street, Carlisle, Iowa, on March 5, 1998, pursuant to a demand note that, if no prior demand is made, is due on March 5, 1999.

Investments

     On March 5, 1998, the Issuer issued to Investments warrants for 10,000 shares of common stock of the Issuer, exercisable by Investments at $1.4375 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. The warrants were issued to Investments as consideration for closing the private placement of $100,000 of the Issuer's securities in a private offering to an accredited investor.

Financial Services

     On April 24, 1998, the Issuer issued to Financial Services warrants for 52,500 shares of common stock of the Issuer, exercisable by Financial Services at $1.75 per share. The warrants are exercisable for a period of three years beginning June 30, 1998. The warrants were issued to Financial Services as consideration for closing the private placement of $525,000 of the Issuer's securities in an offering to accredited investors. The Issuer also paid a cash commission of 7% and a one percent placement fee in connection with the offering.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is amended by adding the following information:

Leasing

     As of April 30, 1998, the aggregate number of shares of the Issuer beneficially owned by Leasing was 1,260,561. Leasing owns in its name 81,282 shares and warrants for 541,779 shares of common stock of the Issuer. Leasing shares with BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of common stock and all warrants for shares of common stock owned by Leasing. Leasing shares with BFC and TIFIX voting power and dispositive control of warrants for 45,000 shares of common stock of the Issuer owned by TIFIX. Leasing shares with BFC and TIFX voting power and dispositive control of warrants for 592,500 shares of common stock of the Issuer owned by TIFIX. As of April 30, 1998, the 1,260,561 shares beneficially owned by Leasing, including the shares to be issued upon exercise of warrants, constitute approximately 20.8% of the total number of shares of the common stock of the Issuer outstanding as of March 12, 1998. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition


                             Page 11 of 31 Pages
of all of the shares owned by Leasing. Because Leasing is the general partner and a controlling person of both TIFIX and TIFX, Leasing has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by TIFIX and TIFX.

     Within the last sixty days, warrants for 112,500 shares of common stock of the Issuer were issued to Leasing in consideration of Leasing renegotiating terms of an existing Issuer Note. Within the last sixty days, warrants for 45,000 shares of common stock of the Issuer were issued to TIFIX in consideration of TIFIX renegotiating terms of existing leases between TIFIX, as lessor, and the Issuer, as lessee. Within the last sixty days, warrants for 592,500 shares of common stock of the Issuer were issued to TIFX in consideration of TIFX renegotiating terms of existing leases between TIFX, as lessor, and the Issuer, as lessee. All of the warrants issued to Leasing, TIFIX and TIFX within the last sixty days are exercisable for $1.4375 per share.

     Due to a transposition of numbers in Amendment No. 2 to this Schedule 13D, it was reported that Leasing owned 160,579 of common stock of the Issuer, instead of 160,561. The shares reported in this Amendment No. 3 reflect the correct number of shares.

TIFIX

     As of April 30, 1998, the aggregate number of shares of the Issuer beneficially owned by TIFIX was warrants for 45,000 shares of common stock. TIFIX owns all of such warrants in its own name. TIFIX shares with Leasing the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the warrants for shares of common stock owned by TIFIX. As of April 30, 1998, the warrants for 45,000 shares beneficially owned by TIFIX constitute approximately .9% of the total number of shares of the common stock of the Issuer outstanding as of March 12, 1998. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the warrants for shares owned by TIFIX. Because Leasing is the general partner and a controlling person of TIFIX, Leasing has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by TIFIX.

     Within the last sixty days, warrants for 45,000 shares of common stock of the Issuer were issued to TIFIX in consideration of TIFIX renegotiating terms of existing leases between TIFIX, as lessor, and the Issuer, as lessee. All of the warrants issued to TIFIX within the last sixty days are exercisable for $1.4375 per share.

TIFX

     As of April 30, 1998, the aggregate number of shares of the Issuer beneficially owned by TIFX was warrants for 592,500 shares of common stock. TIFX owns all of such warrants in its own name. TIFX shares with Leasing the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the warrants for shares of common stock owned by TIFX.
As of April 30, 1998, the warrants for 592,500 shares beneficially owned by TIFX constitute approximately 10.8% of the total number of shares of the common stock


                             Page 12 of 31 Pages
of the Issuer outstanding as of March 12, 1998. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the warrants for shares owned by TIFX. Because Leasing is the general partner and a controlling person of TIFX, Leasing has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by TIFX.

     Within the last sixty days, warrants for 592,500 shares of common stock of the Issuer were issued to TIFX in consideration of TIFX renegotiating terms of existing leases between TIFX, as lessor, and the Issuer, as lessee. All of the warrants issued to TIFX within the last sixty days are exercisable for $1.4375 per share.

Mr. Berthel

     As of April 30, 1998, the aggregate number of shares of the Issuer beneficially owned by Mr. Berthel was 109,303, including warrants for 2,716 shares of common stock. Mr. Berthel owns in his name 106,587 shares and warrants for 2,716 shares of common stock of the Issuer. Mr. Berthel has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares of common stock and all warrants for shares of common stock owned by Mr. Berthel. As of April 30, 1998, the 109,303 shares beneficially owned by Leasing, including the shares to be issued upon exercise of warrants, constitute approximately 2.2% of the total number of shares of the common stock of the Issuer outstanding as of March 12, 1998.

     Within the last sixty days, warrants for 100,000 shares of common stock of the Issuer and the Issuer's note for $100,000 were issued to Mr. Berthel in consideration of Mr. Berthel loaning $100,000 to the Issuer. The note provides for the payment of $100,000, together with interest at the rate of 14% per annum, on March 5, 1999. All of the warrants issued to Mr. Berthel within the last sixty days are exercisable for $1.4375 per share. The funds loaned to the Issuer by Mr. Berthel were borrowed from Hartford-Carlisle Savings Bank, 100 First Street, Carlisle, Iowa, on March 5, 1998, pursuant to a demand note that, if no demand is made, is due on March 5, 1999.

Investments

     As of April 30, 1998, the aggregate number of shares of the Issuer beneficially owned by Investments was 154,185. Investments owns in its name 120,185 shares and warrants for 34,000 shares of common stock of the Issuer. Investments shares with BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of common stock and all warrants for shares of common stock owned by Investments. As of April 30, 1998, the 154,185 shares beneficially owned by Investments, including the shares to be issued upon exercise of warrants, constitute approximately 3.1% of the total number of shares of the common stock of the Issuer outstanding as of March 12, 1998. Because BFC is a controlling person of Investments, BFC and Investments have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Investments.


                             Page 13 of 31 Pages

     Within the last sixty days, warrants for 10,000 shares of common stock of the Issuer were issued to Investments in consideration of Investments' participation in the private placement of securities of the Issuer in the amount of $100,000. All of the warrants issued to Investments within the last sixty days are exercisable for $1.4375 per share.

Financial Services

     As of April 30, 1998, the aggregate number of shares of the Issuer beneficially owned by Financial Services was 60,958. Financial Services owns in its name 7,958 shares and warrants for 53,000 shares of common stock of the Issuer. Financial Services shares with BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of common stock and all warrants for shares of common stock owned by Financial Services. As of April 30, 1998, the 60,958 shares beneficially owned by Financial Services, including the shares to be issued upon exercise of warrants, constitute approximately 1.2% of the total number of shares of the common stock of the Issuer outstanding as of March 12, 1998. Because BFC is a controlling person of Financial Services, BFC and Financial Services have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Financial Services.

     Within the last sixty days, warrants for 52,500 shares of common stock of the Issuer were issued to Financial Services in consideration of Financial Services' participation in the private placement of securities of the Issuer in the amount of $525,000. All of the warrants issued to Financial Services within the last sixty days are exercisable for $1.75 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
                                                                       Beginning
                                                                           at
                                                                          Page:
                                                                       ---------
A    Joint Filing Agreement, dated April 30, 1998,
     between the Reporting Persons relating to the
     filing of a joint statement on Schedule 13D.                          17

B    Promissory Note issued by the Issuer to Mr. Berthel                   19

C    Promissory Note from Mr. Berthel to Hartford-Carlisle
     Savings Bank and Letter of Direction to the Issuer                    20

D    Amended and Restated Note and Security Agreement                      23


                             Page 14 of 31 Pages

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1998                T. J. BERTHEL INVESTMENT, L. P.
                                     By: T. J. BERTHEL ENTERPRISES, INC.
                                        General Partner

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     BERTHEL FISHER & COMPANY FINANCIAL
                                       SERVICES, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, Chief
                                         Executive Officer

                                     BERTHEL FISHER & COMPANY LEASING, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     BERTHEL FISHER & COMPANY
                                     INVESTMENTS, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President
                                        Executive Officer

                                     BERTHEL FISHER & COMPANY

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President


                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL

                                     T. J. BERTHEL ENTERPRISES, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                     By: BERTHEL FISHER & COMPANY LEASING, INC.
                                         General Partner
                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President


                             Page 15 of 31 Pages

                                     TELECOMMUNICATIONS INCOME FUND  X, L.P.
                                     By: BERTHEL FISHER & COMPANY LEASING, INC.
                                        General Partner

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President


     ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



                             Page 16 of 31 Pages

                                  EXHIBIT A
                            JOINT FILING AGREEMENT

     We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is filed on behalf of each of us.



Dated: April 30, 1998                T. J. BERTHEL INVESTMENT, L. P.
                                     By: T. J. BERTHEL ENTERPRISES, INC.
                                        General Partner

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     BERTHEL FISHER & COMPANY FINANCIAL
                                       SERVICES, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, Chief
                                         Executive Officer

                                     BERTHEL FISHER & COMPANY LEASING, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President

                                     BERTHEL FISHER & COMPANY
                                     INVESTMENTS, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President
                                        Executive Officer

                                     BERTHEL FISHER & COMPANY

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President


                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL

                                     T. J. BERTHEL ENTERPRISES, INC.

                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President



                             Page 17 of 31 Pages

                                     TELECOMMUNICATIONS INCOME FUND IX, L.P.
                                     By: BERTHEL FISHER & COMPANY LEASING, INC.
                                         General Partner
                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President


                                     TELECOMMUNICATIONS INCOME FUND  X, L.P.
                                     By: BERTHEL FISHER & COMPANY LEASING, INC.
                                         General Partner
                                     By: /s/
                                        -----------------------------------
                                        THOMAS J. BERTHEL, President



                             Page 18 of 31 Pages

                                  EXHIBIT B
             PROMISSORY NOTE ISSUED BY THE ISSUER TO MR. BERTHEL

                               PROMISSORY NOTE

$100,000                                                            March 5 1998

        FOR VALUE RECEIVED, the undersigned, MURDOCK COMMUNICATIONS CORPORATION (hereinafter "Borrower"), promises to pay to the order of THOMAS J. BERTHEL (the "Holder") at 1112 29th Avenue, S.W., Cedar Rapids, Iowa 52404, the principal sum of One Hundred Thousand Dollars ($100,000), on March 5, 1999.

        The Borrower promises to pay interest on the unpaid principal balance of this Note from time to time outstanding from the date hereof, payable at maturity, at the rate of 14% per annum.

        The undersigned agrees to pay interest on the unpaid principal balance and all accrued interest, upon demand for such interest by the Holder, from and after maturity at a rate of 18% per annum or, if lesser, the maximum rate allowable under applicable law. The Borrower may prepay all or any part of the unpaid principal and interest hereunder, at any time, without premium or penalty.

        Payments of both principal and interest are to be made in lawful currency of the United States of America.

        If a default occurs under this Note or if the undersigned becomes insolvent or the subject of bankruptcy or insolvency proceedings, the unpaid balance shall, at the option of the Holder and without notice, mature and become immediately payable. The Borrower agrees to pay all costs of collection, including reasonable attorneys' fees.

                                     MURDOCK COMMUNICATIONS
                                     CORPORATION

                                     By
                                       ---------------------------------
                                       Title:
                                             ---------------------------


                             Page 19 of 31 Pages

                                  EXHIBIT C
            PROMISSORY NOTE FROM MR. BERTHEL TO HARTFORD-CARLISLE
              SAVINGS BANK AND LETTER OF DIRECTION TO THE ISSUER

Borrower:   Thomas J. Berthel (SSN: ###-##-####)    Lender:   Hartford-Carlisle Savings Bank
            100 - 2nd Street, SE                        100 1st Street
            Cedar Rapids, IA 52404                      P. O. Box D
                                                        Carlisle, IA 50047
---------------------------------------------------------------------------------------------

Principal Amount: $100,000.00     Initial Rate: 10.000%       Date of Note:  March  5, 1998

PROMISE TO PAY. THOMAS J. BERTHEL ("Borrower") promises to pay to Hartford-Carlisle Savings Bank ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Thousand & 00/100 Dollars ($100,000.00), together with interest on the unpaid principal balance from March 5, 1998, until paid in full. The interest rate will not increase above 21.000%.

PAYMENT. Borrower will pay this loan on demand, or if no demand is made, in one principal payment of $100,000.00 plus interest on March 5, 1999. This payment due March 5, 1999, will be for all principal and accrued interest not yet paid. Interest on this Note is computed on a 365/365 simple interest basis; that is, by applying the ratio of the annual interest rate over the number of days in a year (366 during leap years), multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the HARTFORD-CARLISLE SAVINGS BANK, PRIME RATE (the "Index'). HARTFORD-CARLISLE SAVINGS BANK PRIME RATE, CARLISLE, IOWA. Lender will tell Borrower the current Index rate upon Borrower's request. Borrower understands that Lender may make loans based on other rates as well. The interest rate change will not occur more often than each RATE CHANGE BY HARTFORD-CARLISLE SAVINGS BANK, CARLISLE, IOWA. The Index currently is 8.500% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 1.500 percentage points over the Index, adjusted if necessary for the maximum rate limitation described below, resulting in an Initial rate of 10.000% per annum. Notwithstanding any other provision of this Note, the variable interest rate or rates provided for in this Note will be subject to the following maximum rate. NOTICE: Under no circumstances will the interest rate on this Note be more than the lesser of 21.000% per annum or the maximum rate allowed by applicable law.

PREPAYMENT; MINIMUM INTEREST CHARGE. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a minimum interest charge of $7.50. Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, they will reduce the principal balance due.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged $15.00.

DEFAULT. Borrower will be in default if any of the following happens: (a) Borrower falls to make any payment when due. (b) Borrower breaks any promise Borrower has made to Lender, or Borrower fails to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan Borrower has with Lender. (c) Any representation or statement made or furnished to Lender by Borrower or on Borrower's behalf is false or misleading in any material respect either now or at the time made or furnished. (d) Borrower dies or becomes insolvent, a receiver is appointed for any part of Borrower's property, Borrower makes an assignment for the benefit of creditors, or any proceeding is commenced either by Borrower or against Borrower under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of Borrower's property on or in which Lender has a lien or security interest.
This includes a garnishment of any of Borrower's accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. ((g) A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired.

If any default, other than a default in payment, is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (a) cures the default within twenty (20) days; or (b) if the cure requires more than twenty (20) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then Borrower will pay that amount. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower also will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses whether or not there is a lawsuit, including attorneys' fees



                             Page 20 of 31 Pages
and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law. This Note has been delivered to Lender and accepted by Lender in the State of Iowa. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Warren County, the State of Iowa. This Note shall be governed by and construed in accordance with the laws of the State of Iowa.

RIGHT OF SETOFF. Borrower grants to Lender a contractual possessory security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrower's right, title and interest in and to, Borrower's accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts Borrower may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such accounts.

PURPOSE OF LOAN.  The specific purpose of this loan is: INVESTMENT - MURDOCK.

GENERAL PROVISIONS. This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the amount allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fall to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE AND ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THE NOTE AND OTHER DOCUMENTS RELATING TO THIS DEBT.

BORROWER:




                             Page 21 of 31 Pages

                             LETTER OF DIRECTION

Murdock Communications Corporation
1112 29th Avenue, S.W.
Cedar Rapids, IA 52404

Gentlemen:

         Pursuant to a Promissory Note dated March 5 , 1998 (the "Investor Note"), Murdock Communications Corporation (the "Company") has agreed to repay the loan from the undersigned to the Company in the principal amount of $100,000, plus accrued interest thereon at a rate of 14% per annum, on March 5 1999 (the "Maturity Date"). The undersigned hereby requests and directs the Company, for the benefit of the undersigned and in satisfaction of the Company's obligations under the Note, to pay on the Maturity Date:

         (a) to Hartford-Carlisle Savings Bank (the "Bank"), 100 First Street, P.O. Box D, Carlisle, Iowa 50247, the principal sum of $100,000 plus interest accrued at the variable rate provided in the undersigned's Promissory Note to the Bank, a copy of which is attached hereto (the "Bank Note"); and

         (b) to the undersigned the difference between the accrued interest payable to the Bank pursuant to the Bank Note and the interest payable to the undersigned pursuant to the Investor Note.

         This letter of direction may be revoked or modified by the undersigned, prior to the Maturity Date, by a written document executed by the undersigned and delivered to the Company.

         Dated March 5, 1998.


                                        _______________________________________
                                                  Thomas J. Berthel

Acknowledged and Agreed
the 5th day of March, 1998.

MURDOCK COMMUNICATIONS CORPORATION

By________________________________
    Title:___________________________




                             Page 22 of 31 Pages

                                  EXHIBIT D
               AMENDED AND RESTATED NOTE AND SECURITY AGREEMENT

               AMENDED AND RESTATED NOTE AND SECURITY AGREEMENT
           AMENDED SECOND AMENDMENT TO NOTE AND EXCHANGE AGREEMENT
                [Corporate Debtor with Individual Guarantors]

Note #079-18000-020
                                                              Date    2-27-98
                                                                    -----------

         This Note and Security Agreement is entered into by and among Murdock Communications Corporation, 1112 29th Ave. SW, Cedar Rapids, IA 52404 a Iowa corporation, ("Debtor"), and Berthel Fisher & Company Leasing, Inc., an Iowa corporation, 100 Second Street SE, Cedar Rapids, Iowa ("Lender").

                                    RECITALS

         A. Debtor has requested that Lender provide Debtor with a working capital loan.

         B. The Guarantors each directly or indirectly own stock of the Debtor;

         C. Debtor and the Guarantors each individually perceive substantial business advantage from the transactions contemplated by this Note and Security Agreement;

         D. Lender has, as a condition to making the Loan to Debtor required that Debtor and the Guarantors each participate and that the parties execute and deliver this Note and Security Agreement.

The parties agree:

         1.      Definitions.

         "Equipment" means certain telephonic equipment specified on Schedule A attached hereto.

         "Obligations" shall mean (a) the unpaid principal amount of, and accrued interest on, the loan to Debtor evidenced by this Note and Security Agreement and (b) all other indebtedness, obligations, and liabilities of Debtor to Lender, now existing or hereafter incurred under, arising out of, or in connection with this Note and Security Agreement, whether for principal interest, fees, expenses or otherwise.

         "Operator Service Providers" means companies that provide live or automated operator switched service with the basic goal of completing calls. Non-AT&T or non-telephone companies are often referred to as "alternate" operator services (AOS).

         "Site Lease" means an agreement to allow Debtor to locate pay telephones, attachments and enclosures and offer telephonic services at specific locations.



                             Page 23 of 31 Pages

         2. Payments. Debtor promises to pay to the order of Lender or its assignee the principal sum of Eight Hundred Thirteen Thousand Seven Hundred Forty-four and 40/100 Dollars ($813,744.40) with interest at the rate of Fourteen percent (14.0%) per annum on the unpaid balance remaining from time to time unpaid based upon a 360 day year. The principal and interest shall be paid in Sixty (60) monthly installments beginning with the 30th day of March 1998 by the following schedule:

         Five (5) monthly Interest Only Payments of $9,493.68 beginning on March 30, 1998, then Fifty-Five (55) monthly payments of $20,129.65 beginning August 30,1998.

         All accrued interest and principal shall be due and payable on February 28, 2003.

         Debtor acknowledges and agrees that () all costs, expenses and liabilities in connection with its operations shall be borne by Debtor, (ii) Debtor's obligation to pay Lender all amounts due is absolute and unconditional, and (iii) Debtor shall not be entitled to any abatement, reduction, set-off, or counterclaim.

         If the payment is not received by Lender within ten (1 0) days of the due date, Debtor agrees to pay Lender an amount equal to five percent (5%) (or the maximum amount provided by law if five percent is in excess of the amount Lender is entitled to receive under and applicable law) of the monthly payment amount.

         All payments called for under this Note and Security Agreement to be made to Lender shall be made as designated by Lender or Lender's assignee.

         Each such payment shall be applied first to any late charges, then to interest due on the unpaid principal and the remainder in reduction of the principal.

         It is agreed that in no event and under no circumstances shall any amount paid by the Debtor to Lender exceed the highest lawful rate permissible, under applicable law. If in any circumstances whatsoever, it is determined that performance under this Note and Security Agreement shall result in payment of interest in excess of that allowed by applicable law, then such excess interest collected shall not be applied to the payment of interest and interest shall be at the highest rate allowed by applicable law.

         In the event of default and acceleration or in the event Debtor prepays the Obligations, the amount due upon payment after default or upon prepayment is all late charges and unpaid interest plus the present value of the installment payments not yet paid, using as a discount factor, the lower of the 3 year Treasury rate or 5%.

         3. Security Interest. Debtor grants to Lender a security interest in the following described collateral (collectively the "Collateral") to secure the Obligations.

                 (a) All Equipment, attachments and enclosures located as specified on Schedule A attached hereto.

                 (b) All additions, substitutions, repairs, replacements, accessories, accessions, parts and equipment now or hereafter affixed to the Equipment.



                             Page 24 of 31 Pages

                 (c) All revenues from whatever source derived from the Equipment including, without limitation, coins, credit card charges, debit card charges, payments to Debtor as dial around compensation, long distance revenue, and commissions from Operator Service Providers (hereinafter defined).

                 (d) All of Debtor's rights in the Site Leases described on Schedule A attached hereto and any additional Site Leases entered into later if the equipment moved to the site was the Equipment on Schedule A. The Site Leases (each, a "Site Lease") are the contracts pursuant to which Debtor has or will install and operate the Equipment, whether now owned or hereafter acquired. In addition, Debtor shall assign to Lender each of the Site Leases, using a form satisfactory to Lender. Debtor shall pledge and deliver to Lender each of the original Site Leases and Lender shall hold the original Site Leases until the Obligations are paid in full.

                 (e) The proceeds of all insurance polices covering the Collateral and all proceeds of the Collateral.

         4. Expenses. Debtor, upon demand, shall pay to Lender all expenses, including, but not limited to, reasonable attorney's fees and legal expenses incurred by Lender in seeking to collect the Obligations or to defend or enforce any of Lender's rights in the Collateral. Such amounts shall be an Obligation under this Note and Security Agreement and if not paid on demand shall bear interest at a default rate of 1 1/2 times the rate specified in paragraph 2.

         5. Representations, Warranties and Covenants. Debtor and Guarantors represent, warrant and agree (which shall survive until the Obligations are paid in full):

                 (a) Corporate Authority. Debtor is duly organized and existing under the laws of the state of its incorporation, is qualified and in good standing in all states in which it is doing business, and the execution and performance of this Note and Security Agreement are within the corporate powers, have been duly authorized and are not in contravention of any law or Debtor's charter or any agreement or undertaking of which Debtor is party or by which it is bound.

                 (b) Title to Collateral. Debtor is the owner of the Collateral free and clear of any and all adverse liens, security interest, claims, encumbrances and the like and has full authority to use same as Collateral. Debtor will defend the Collateral against all other persons who, at any time, may claim an interest in it.

                 (c) Outstanding Security Interests. Debtor warrants there are no outstanding security interests in the Collateral.

                 (d) Negative Pledge. Except for the security interests created hereunder, Debtor agrees that during the term of this Note and Security Agreement and as long as any Obligations are outstanding, Debtor will not grant a security interest in the Collateral to any other person.

                 (e) Adverse Lien. During the term of this Agreement, Debtor will keep the Collateral from any and all adverse liens or encumbrances.



                             Page 25 of 31 Pages

                 (f) Sale of Collateral. Debtor will not sell, offer for sale, transfer or dispose of the Collateral or any interest in the Collateral without the prior written consent of Lender or Lender's assignee.

                 (g) Unlawful Uses of Collateral. Debtor will not use or permit any person to use the Collateral in a manner prohibited by law, in violation of any insurance policy or in any manner inconsistent with Lender's security interest.

                 (h) Care of Collateral. Debtor agrees to maintain the Collateral in good order and repair at all times and will not waste or destroy the Collateral or any part of it. Debtor shall make no material alterations in the Equipment without the prior written consent of Lender or Lender's assignee.

                 (I) Taxes. If Debtor fails to pay any tax or assessment relating to the Collateral as required when due, Lender may, at its option, pay or discharge same, although it is not required to do so. Any payments made by Lender under this Section shall become the Obligation of Debtor and shall be secured by the Collateral.

                 (j) Insurance. Debtor shall either (I) procure insurance insuring the Collateral against loss through theft, fire or casualty or (ii) may be self-insured, if approved in advance by Lender. If insured, any insurance policy shall name Lender as Loss Payee under the property damage provisions and Additional Named Insured under the liability provisions where applicable and provide evidence of insurance to the Lender and be satisfactory to Lender as to the terms and duration and contain a term to the effect that notice of termination will be sent to Lender at least thirty (30) days prior to any contemplated termination and be delivered to Lender. If Debtor at any time adds insurance covering the Collateral or changes policies, Debtor agrees that the new policies will comply with the terms of this paragraph.

                 If self-insured, Debtor warrants and agrees that it will provide proof of any fund or assets which Debtor has established or set aside for the payment of any losses sustained with regard to the Collateral. Debtor continues to bear the entire risk of loss for destruction of or damage to the Collateral. If Debtor shall obtain insurance coverage on the Collateral from an outside insurance company Debtor agrees that the new policies shall comply with the terms of this paragraph.

                 (k) Sticker. Upon request, Debtor shall, at its expense, affix and maintain on the Equipment, a sticker approved by Lender indicating Debtor's ownership of the Equipment.

                 (l) Leases. Debtor is not in default with respect to any Site Leases and all Site Leases listed on Schedule A are assignable to Lender.

                 (m) Reports. Debtor shall provide Lender at its address all quarterly reports of Debtor's financial condition and annual financial reports reviewed by an independent certified public accountant or more frequently as requested.

                 (n) Bills. Debtor shall provide copies of telephone company bills for each site where the Equipment is located to verify the status of such site prior to the execution of this Note and Security Agreement and annually thereafter or more often upon request of Lender.



                             Page 26 of 31 Pages

                 (o) Use of Equipment. Debtor will comply with all laws, regulations, and ordinances, and all applicable requirements of the manufacturer of the Equipment, applicable to the physical possession, operation, condition, use and maintenance of the Equipment. Debtor agrees to obtain all permits and licenses necessary for the operation of the Equipment.

                 (p) Corporate Changes. Debtor will not enter into any merger or consolidation or effect any reorganization or recapitalization without the prior written consent of Lender.

         6. Financing Statements and Site Lease Assignments. Debtor agrees to execute one or more financing statements or assignment of Site Lease in a form satisfactory to Lender who is authorized to file a financing statement in any location deemed necessary or advisable to perfect Lender's security interest in the Collateral and to hold the Site Leases. Debtor expressly agrees to sign such financing statements or assignment of Site Leases on request of Lender. Debtor also agrees to cooperate fully with Lender in executing additional financing statements, amendments to financing statements, modification of Site Leases and the like as may be deemed necessary or advisable by Lender in order to maintain and continue Lender's first priority security interest in the Collateral.

         7. Collateral Paper. Debtor agrees to provide Lender with all executed originals of the Site Leases and Debtor shall stamp each copy of Site Lease with a notation of the assignment to Lender.

         8. Right of Inspection. Lender has a right to inspect the Collateral at any reasonable place and time and in any reasonable manner. Debtor agrees to pay Lender not more than Five Hundred Dollars ($500) each year in non- accountable expenses incurred by Lender for the purpose of inspecting the Equipment and conducting Equipment and record audits. Debtor agrees to pay within 30 days of invoice. If Debtor fails to pay, the amount of the unpaid invoice shall be added to the principal balance and shall accrue interest at the rate specified in the first paragraph of Section 1.

         9. Default. It is agreed that the following events shall constitute a default under this Note and Security Agreement:

                 (a) Nonpayment. Any failure of Debtor to pay when due any Obligations secured by this Note and Security Agreement shall constitute a default. This includes, but is not limited to, any failure to pay principal or interest when due, failure to pay taxes, failure to pay insurance and failure to pay delinquent charges.

                 (b) Nonperformance. Any failure of Debtor to perform or observe fully and in any satisfactory manner the terms of any Obligations secured by this Note and Security Agreement shall constitute a default.

                 (c)       Warranties and Representations that Prove False.
Any warranty or representation made to Lender in order to induce the making of the Loan to Debtor whether made by Debtor, or others on behalf of Debtor, including agents, employees, sureties, guarantors, co-signors and the like, and whether such representations are contained in this agreement or in related materials, such as financial statements, loan applications, supporting documentation and guarantees, or in any financial instrument, such as a promissory note,




                             Page 27 of 31 Pages
executed in conjunction with this Note and Security Agreement, if incorrect in any material respect shall operate as a default under this Note and Security Agreement.

                 (d) Levy and Attachments. Seizure, attachment or levy on any property of Debtor whether or not such property is the subject of the security interest created by this Note and Security Agreement, shall operate as a default under this Note and Security Agreement.

                 (e) Insolvency and the Like. It shall operate as a default under this Note and Security Agreement if for any reason Debtor becomes insolvent or Debtor becomes subject to any proceeding under the bankruptcy or insolvency laws, including an assignment for the benefit of creditors or Debtor has its property placed under the custody of a receiver or trustee.

                 (f) Alteration of Debtor's Operating Conditions. Without Lender's written permission, dissolution or other termination of the existence of Debtor or any forfeiture of its right to do business, as well as any merger, consolidation or the like with another, shall constitute a default under this Note and Security Agreement.

                 (g) Loss or Destruction of Collateral. The theft, loss, destruction, substantial damage to or alteration of the Collateral, whether in whole or in part, shall constitute a default under this Note and Security Agreement.

                 (h) Unauthorized Use of Collateral or Proceeds. The sale, transfer or use of the Collateral or its proceeds except as authorized in this Note and Security Agreement shall a default under this Note and Security Agreement.

                 (I) Others. Any transfer of any Operator Service Provider Agreement or any other billing or collection agreement without the prior written consent of Lender shall constitute a default under this Note and Security Agreement. Any failure of any Operator Service Provider or other billing or collection company to make payments directly to Lender as required under this Note and Security Agreement shall constitute a default under this Note and Security Agreement.

                 (j) Change of Location. Any change in the location of the Equipment without the prior approval of Lender and delivery of the new Site Leases and the execution and delivery or any new financing statements and Assignment of Site Leases required by Lender shall constitute a default under this Note and Security Agreement.

         10. Acceleration. Upon the occurrence of an event of default or at any other time Lender may deem itself insecure, Lender may, without notice to the Debtor, declare all or any of the Obligations immediately due and payable.

         11.     Rights and Remedies on Default.

                 (a) Code Rights. Upon the occurrence of an event of default, Lender shall have all rights and remedies provided by law, including but not limited to those provided in the Uniform Commercial Code with respect to the Collateral.

                 (b) Right to Possession. Upon the occurrence of an event of default lender shall have the right to take possession of the Collateral.



                             Page 28 of 31 Pages

                 (c) Right to Sell. Upon the occurrence of an event of default lender shall have the right to sell, assign, deliver, encumber or otherwise dispose of any of the Collateral.

                 (d) Notice of Sale. Lender shall give Debtor notice of the time and place of the public sale of the Collateral or of the time after which any private sale or other intended disposition is to be made by sending a notice of such sale to Debtor by regular mail at least ten (10) days before the sale or disposition, which Debtor agrees shall be reasonable notice.

                 (e) Charges. In the event that Collateral is sold or otherwise disposed of, the resale price or return shall be applied in the first instance to the reasonable expenses retaking, holding, preparing for sale or lease, selling, leasing and the like.

                 (f) Attorney's Fees. The proceeds of the disposition may be applied in the first instance to Lender's attorney's fees and legal expenses.

                 (g) Attorney in Fact. Debtor appoints Lender the attorney in fact of Debtor for the purpose of carrying out the provisions of this Note and Security Agreement and taking any action and executing any instrument which the Lender may deem necessary or advisable the accomplish the purposes hereof, which appointment as attorney-in-fact is irrevocable and coupled with an interest. Without limiting the generality of such appointment, Lender may assume ownership for all purposes of all Site Leases pursuant to which Debtor has installed and operated Equipment as listed on Schedule A attached hereto, including assumption of Debtor's@s obligations under such agreements, and be entitled to receive as Debtor's own property, all revenues, rents, profits, income and other benefits to derive from such agreements.
Where allowed by law, Lender shall have the right to execute and file any financing statements on behalf of Debtor to protect its interest in Collateral. Lender shall also have the right to endorse the name of Debtor on any checks, notes or any other instruments for the payment of money, to deposit the same in bank accounts, in either Lender's own name or in the name of Debtor to institute, prosecute, settle or compromise any summary or legal proceedings for the recovery of any of the gross receipts from the operation of the Equipment and to initiate, prosecute, settle or compromise any other proceedings for the protection of the Equipment, for the recovery of any damages done to the Equipment or to defend any legal proceedings brought against Debtor arising out of the operation of the Equipment. Lender, as Debtor's attorney-in-fact, shall also have the right to make claim for, receive payment or endorse all documents, checks or drafts for loss or damage or return premium under insurance policies issued on collateral.

         Debtor shall indemnify and hold Lender harmless from any loss, claim of damage to persons or property arising out of Debtor's use, possession or storage of the Equipment.

         12. Reimbursement of Fees. In the event Lender is a party to any litigation affecting the security or the lien of its security interest in the Collateral, including any suit by Lender to close its security interest in the Collateral or any suit in which Lender may be named a party defendant in which it is obligated to protect its right or lien, including bankruptcy proceedings, Lender may incur expenses and advance payments for lien searches, costs, expenses and reasonable attorney's fees, which amount shall be deemed additional Obligations secured by the Collateral.



                             Page 29 of 31 Pages

         13.     Miscellaneous.

                 (a) All rights and remedies of Lender inure to the benefit of its successors, assigns, representatives, receivers and trustees.

                 (b) In the event any provision of this Note and Security Agreement shall be found to be unenforceable in any legal proceeding, the remaining provisions shall remain in force and effect.

                 (c) Prior to Funding this Note, Debtor shall deliver to Lender all documents required by this Note and Security Agreement in a form satisfactory to Lender.

                 (d) This Note and Security Agreement becomes effective when signed and delivered to Lender.

                 (e) Debtor acknowledges receipt of a copy of this Note and Security Agreement.

                 (f) This Note and Security Agreement is and shall be deemed to be binding upon and shall inure to the benefit of the successors and assigns of Lender and Debtor, provided however, Debtor may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of Lender. This Note and Security Agreement may be assigned by Lender without notice to Debtor and the Guarantors, in which event the assignee shall be entitled to exercise all rights and powers but not be chargeable with any obligations or liabilities of Lender hereunder. Assignee may also grant a security interest in the Collateral and this Note and Security Agreement. The Assignee's rights or the rights of the Holder of a security interest in this Note and Security Agreement shall be free from all defenses, set offs and counterclaims which Debtor may be entitled to assert.

                 (g) This Note and Security Agreement is and shall be deemed to be contract entered into and made pursuant to the laws of the State of Iowa and shall in all respects be governed, construed, applied, and enforced in accordance with the laws of said state and any action to enforce, construe, invalidate or modify this Agreement shall be brought in a court of competent jurisdiction in Linn County, Iowa. Debtor waive the right to demand a trial by jury in any action hereunder.

                 (h) Any demand or notice required or permitted to be given shall be deemed effective when deposited in the United States mail addressed to the party at the address shown or to such other address as may be provided in writing prior to the giving of such notice by the party to be notified.

                 (I) This Note and Security Agreement constitutes the entire agreement among the parties hereto and may not be changed or canceled orally, but only in writing, signed by the party to be charged.

                 (j) Debtor agrees to deliver to Lender its successors and assigns, upon request of Lender, such certificates, acknowledgment, consents, opinions of counsel and any other instruments, all in form and substance satisfactory to Lender, which Lender may, in its sole discretion, determine to be necessary or proper to confirm any or all of the representations



                             Page 30 of 31 Pages
and agreements made by Debtor hereunder or to facilitate the assignment by Lender of its right, title and interest in and to the Collateral and this Note and Security Agreement.

         14. Guarantors. Lender has required the participation of the Guarantors as a precondition to making the loan evidenced by this Note and Security Agreement. The Guarantors by their execution of this Note and Security Agreement acknowledge that the obligations of Debtor to Lender are enforceable in accordance with their terms, that such obligations of Debtor to Lender constitute guaranteed obligations of the Guarantors under the personal guarantees executed by, the Guarantors this same date and that the guarantees are in full force and effect, without amendment or defense of any description.


                                       Murdock Communications Corporation


                                       By:____________________________________

                                       Title:_________________________________



                                       Berthel Fisher & Company Leasing, Inc.


                                       By:____________________________________

                                       Title:_________________________________



                             Page 31 of 31 Pages